Exhibit 12.1

Illinois Tool Works Inc.

Computation of Historical Ratios of Earnings to Fixed Charges

(in millions, except ratio data)

	Six Months Ended June 30,
	2017	2016	2015	2014	2013	2012
Income from continuing operations before taxes	$1,568	$2,908	$2,719	$2,699	$2,347	$3,206
Plus:
Fixed charges (from below)	149	277	265	293	285	261
Dividends from unconsolidated affiliates	—	167	—	—	8	2
(Income) loss from unconsolidated affiliates, net of taxes	—	(61)	6	11	16	26

Net Earnings	$1,717	$3,291	$2,990	$3,003	$2,656	$3,495

Fixed Charges:
Interest expense	$129	$237	$226	$250	$239	$213
Estimate of interest within rental expense	20	40	39	43	46	48

Total Fixed Charges	$149	$277	$265	$293	$285	$261

Ratio of Earnings to Fixed Charges(1)	11.5x	11.9x	11.3x	10.2x	9.3x	13.4x

(1)	Certain reclassifications of prior years’ data have been made to conform to current year reporting, including discontinued operations. In addition, we divested a 51% majority interest in our Decorative Surfaces segment on October 31, 2012, which, due to our continuing involvement through our remaining 49% interest, is presented in continuing operations prior to October 31, 2012. See our Annual Report on Form 10-K for the year ended December 31, 2016 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, each of which is incorporated by reference in this prospectus supplement, for more detail regarding discontinued operations and the Decorative Surfaces transaction.